SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated December 20, 2012 regarding “Ericsson’s Q4 results negatively impacted by non-cash charge related to ST-Ericsson”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: December 20, 2012

PRESS RELEASE December 20, 2012

Ericsson’s q4 results negatively impacted by non-cash charge related to ST-Ericsson

•	Decision to not acquire full majority of ST-Ericsson.

•	Non-cash charge of approximately SEK 8 b. in Q4, 2012 related to its 50% stake in ST-Ericsson, including approximately SEK 3 b. cash out of which the majority in 2013.

Ericsson (NASDAQ:ERIC) today announced that it will take a non-cash charge of approximately SEK 8 b. in Q4, 2012 related to its 50% stake in ST-Ericsson. The total effect on Ericsson Group Net Income Q4, 2012, is approximately SEK -8 b. (non-cash), with no tax effect.

The charge includes write down of assets to reflect the current best estimate of Ericsson’s share of the fair market value of the JV, as well as additional charges related to the available strategic options for the future of the ST-Ericsson assets.

ST-Ericsson announced its strategic plan in April 2012 and is in the middle of executing on company transformation aiming at lowering its break-even point and introducing new technologies. On October 9, 2012, the two parent companies announced a strategic review of the business plan and the future ownership structure. On December 10, 2012, STMicroelectronics (NYSE:STM) announced its intention to exit as a shareholder in ST-Ericsson.

Ericsson continues to believe that the modem technology, which it originally contributed to the JV, has a strategic value for the wireless industry. For Ericsson, a key priority in this process is a successful market introduction of the new LTE modems which Ericsson is certain will be very competitive and needed in the market.

Ericsson will continue to explore various strategic options for the future of ST-Ericsson assets. To acquire the full majority of ST-Ericsson is, however, not an option. Ericsson’s current best estimate is that the implementation of the strategic options at hand will require approximately SEK 3 b. of Ericsson funding, of which the majority in 2013.

Ericsson will provide any additional financial information in conjunction with the Q4 report 2012.

During the process of exploring options Ericsson will not speculate on the possible outcomes, timelines, and future strategic alternatives for ST-Ericsson assets.

PRESS RELEASE December 20, 2012

Conference call for analysts, investors and media

Ericsson invites media, investors and analysts to a conference call with President and CEO Hans Vestberg and Jan Frykhammar, CFO, at 14.00 (CET) on December 20, 2012.

A replay of the conference call will be available after the scheduled end time. The playback will be available from approx. 16.30 CET on December 20, 2012, until 23.59 CET on December 27, 2012.

Dial in number:

Sweden number:	+46 850 520 270

International number:	+44 208 817 9301

US number:	+1 718 354 12 26

Confirmation code: 9624 162# password: Tulip

Replay

Sweden replay number: +46 8 505 202 94

International replay number: +44 20 776 964 25

Replay pass code: 9624 162#

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

Ericsson Investor Relations
Phone:	+46 10 719 00 00
E-mail:	investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 20, 2012 at 08.30 CET.